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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                            PACIFIC RIM MINING CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    694915208
                    ----------------------------------------
                                 (CUSIP Number)

                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840

       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 APRIL 11, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) OR 240.13d-1(g), check the following box. / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 8

CUSIP No.  694915208
         -------------
----- --------------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      KINROSS GOLD CORPORATION
----- --------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
                  --------------
             (b)
                  --------------

----- --------------------------------------------------------------------------
 3    SEC Use Only

----- --------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      N/A
----- --------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)               X
                                 -------------
----- --------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      PROVINCE OF ONTARIO

----- --------------------------------------------------------------------------
                       7   Sole Voting Power

                           17,606,049
   Number of         ----- -----------------------------------------------------
     Shares            8   Shared Voting Power
  Beneficially
   Owned by                -0-
      Each           ----- -----------------------------------------------------
   Reporting           9   Sole Dispositive Power
     Person
      With                 17,606,049
                     ----- -----------------------------------------------------
                      10   Shared Dispositive Power

                           -0-
----- --------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      17,606,049
----- --------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          / /

----- --------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      22.5%
----- --------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
----- --------------------------------------------------------------------------

Item 1.  Security and Issuer

     (a)  Title of Class of Equity Securities:

          COMMON STOCK (THE "COMMON STOCK")

     (b)  Name of Issuer:

          PACIFIC RIM MINING CORP. ("PACIFIC RIM")

     (c)  Address of Issuer's Principal Executive Office:

          SUITE 2390 - THREE BENTALL CENTRE
          595 BURRARD ST., P.O. BOX 49186
          VANCOUVER, BRITISH COLUMBIA
          CANADA V7X 1K8

Item 2.  Identity and Background

     (a)  Name:

          KINROSS GOLD CORPORATION ("KINROSS")

     (b)  Business or Residence address:

          SUITE 5200, 40 KING STREET WEST, TORONTO, ONTARIO M5H 3Y2

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          KINROSS IS ENGAGED IN THE BUSINESS OF MINING AND PROCESSING OF GOLD AND SILVER ORE AND THE EXPLORATION FOR AND ACQUISITION AND DEVELOPMENT OF GOLD BEARING PROPERTIES.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          DURING THE LAST FIVE YEARS, NEITHER KINROSS NOR ITS EXECUTIVE OFFICERS OR DIRECTORS HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          EXCEPT AS SET FORTH BELOW, DURING THE LAST FIVE YEARS, NEITHER KINROSS NOR ITS EXECUTIVE OFFICERS OR DIRECTORS HAS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR

          ADMINISTRATIVE BODY OF COMPETENT JURISDICTION, THE RESULT OF WHICH HAS MADE IT ONCE OR NOW SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

          MR. JOHN IVANY, THE EXECUTIVE VICE PRESIDENT OF KINROSS WAS THE SUBJECT OF ENFORCEMENT PROCEEDINGS BY THE ALBERTA SECURITIES COMMISSION IN RE CARTAWAY RESOURCES CORP. IN ITS ORDER DATED FEBRUARY 22, 2001, THE ALBERTA SECURITIES COMMISSION FOUND THAT MR. IVANY, AS CHIEF EXECUTIVE OFFICER OF CARTAWAY RESOURCES CORP., HAD ALLOWED THE ISSUANCE OF A PRESS RELEASE WHICH CONTAINED A MATERIAL FACTUAL ERROR IN VIOLATION OF THE SECURITIES LAWS OF THE PROVINCE OF ALBERTA. AS A RESULT, MR. IVANY WAS PROHIBITED FROM ACTING AS A DIRECTOR OR OFFICER OF ANY JUNIOR ISSUER FOR A PERIOD OF FIVE YEARS AND ORDERED TO PAY COSTS IN THE AMOUNT OF CDN. $20,000. THE ALBERTA SECURITIES COMMISSION DEFINED A "JUNIOR ISSUER" AS AN ISSUER THAT HAS (I) CONSOLIDATED TOTAL ASSETS OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT BALANCE SHEET OF THE ISSUER, (II) CONSOLIDATED REVENUE OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT ANNUAL INCOME STATEMENT OF THE ISSUER, OR (III) SHAREHOLDERS' EQUITY OF LESS THAN CDN. $10,000,000 AS SHOWN IN THE MOST RECENT BALANCE SHEET OF THE ISSUER. KINROSS IS NOT A JUNIOR ISSUER UNDER THESE GUIDELINES.

     (f)  Citizenship:

          KINROSS IS AN ONTARIO CORPORATION.

          THE INFORMATION REQUIRED BY ITEM C OF THE GENERAL INSTRUCTIONS RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF KINROSS IS SET FORTH ON APPENDIX A HERETO, WHICH IS INCORPORATED HEREIN BY THIS REFERENCE.

Item 3.   Source and Amount of Funds or Other Consideration

          ON APRIL 11, 2002, PACIFIC RIM AND DAYTON MINING CORPORATION CLOSED THE AMALGAMATION OF THE TWO COMPANIES. PRIOR TO THE AMALGAMATION, KINROSS HELD 10,003,437 SHARES OF DAYTON MINING CORPORATION STOCK. PURSUANT TO THE TERMS OF THE AMALGAMATION, KINROSS RECEIVED 1.76 SHARES OF THE COMMON STOCK FOR EACH ONE SHARE OF DAYTON MINING CORPORATION STOCK.

Item 4.   Purpose of Transaction

          SEE ITEM 3 ABOVE. KINROSS RESERVES THE RIGHT TO PURCHASE ADDITIONAL SHARES OF THE COMMON STOCK OR TO DISPOSE OF SHARES OF THE COMMON STOCK IN THE OPEN MARKET, IN PRIVATELY NEGOTIATED TRANSACTIONS OR IN ANY OTHER LAWFUL MANNER IN THE FUTURE. EXCEPT AS DESCRIBED ABOVE, KINROSS PRESENTLY HAS NO PLANS OR PROPOSALS WHICH RELATE TO OR WOULD RESULT IN ANY ACTION ENUMERATED IN SUBPARAGRAPHS (A) THROUGH (J) OF THE INSTRUCTIONS FOR ITEM 4 OF SCHEDULE 13D.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) KINROSS HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE AND DIRECT THE DISPOSITION OF 17,606,049 SHARES OF THE COMMON STOCK, WHICH REPRESENTS 22.5% OF THE OUTSTANDING SHARES OF COMMON STOCK.

          ROBERT M. BUCHAN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF KINROSS, HAS THE SOLE POWER TO VOTE, DIRECT THE VOTE, DISPOSE OF AND DIRECT THE DISPOSITION OF 58,666 SHARES OF THE COMMON STOCK UNDERLYING OPTIONS THAT ARE EITHER CURRENTLY EXERCISABLE OR EXERCISABLE WITHIN THE NEXT 60 DAYS. SUCH SHARES REPRESENT .07% OF THE OUTSTANDING SHARES OF THE COMMON STOCK.

          (c)  SEE ITEM 3 ABOVE.

          (d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SHARES OF COMMON STOCK ACQUIRED BY KINROSS.

          (e)  NOT APPLICABLE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          OTHER THAN AS SET FORTH HEREIN, THERE ARE NO CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE) BETWEEN THE PERSONS NAMED IN ITEM 2 AND ANY OTHER PERSON WITH RESPECT TO ANY SECURITIES OF PACIFIC RIM, INCLUDING BUT NOT LIMITED TO TRANSFER OR VOTING OF ANY OF THE SECURITIES, FINDERS' FEES, JOINT VENTURES, LOANS OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES. NO SECURITIES ARE PLEDGED OR OTHERWISE SUBJECT TO A CONTINGENCY, THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING POWER OR INVESTMENT POWER OVER SUCH SECURITIES.

Item 7.   Material to Be Filed as Exhibits

          NONE.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           KINROSS GOLD CORPORATION


 April 26, 2002                            By:  /s/ SHELLEY M. RILEY
-------------------------------                 --------------------------------
Date                                            Shelley M. Riley, Secretary


                                                   APPENDIX A

                                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                            KINROSS GOLD CORPORATION


Name/Title                                 Business Address                                       Citizenship
----------                                 ----------------                                       -----------
John A. Brough                             Torwest Inc.                                             Canada
Director                                   3125 Windsor Blvd.
                                           Vero Beach, FL 32963

Robert M. Buchan                           Scotia Plaza, Suite 5200                                 Canada
Chairman of the Board and Chief            40 King Street West
Executive Officer                          Toronto, Ontario M5H 3Y2


Arthur H. Ditto                            Scotia Plaza, Suite 5200                                 Canada
President and Chief Operating Officer      40 King Street West
                                           Toronto, Ontario M5H 3Y2

John A. Keyes                              10 Windhaven Dr.                                         Canada
Director                                   The Woodlands, TX 77381

John M. H. Huxley                          Algonquin Power System Inc.                              Canada
Director                                   Unit 210
                                           2085 Hurontario Street
                                           Mississauga, Ontario
                                           L5A 4G1

Cameron A. Mingay                          Scotia Plaza, Suite 2100                                 Canada
Director                                   40 King Street West
                                           Toronto, Ontario M5H 3Y2

John E. Oliver                             The Bank of Nova Scotia                                  Canada
Director                                   Suite 2100
                                           580 California Street
                                           San Francisco, CA 94104

John W. Ivany                              Scotia Plaza, Suite 5200                                 Canada
Executive Vice President                   40 King Street West
                                           Toronto, Ontario M5H 3Y2

Brian W. Penny                             Scotia Plaza, Suite 5200                                 Canada
Vice President, Finance and Chief          40 King Street West
Financial Officer                          Toronto, Ontario M5H 3Y2


Name/Title                                 Business Address                                       Citizenship
----------                                 ----------------                                       -----------
Scott A. Caldwell                          Scotia Plaza, Suite 5200                                  U.S.
Senior Vice President, Mining Operations   40 King Street West
                                           Toronto, Ontario M5H 3Y2

Jerry W. Danni                             802 E. Winchester, #100                                   U.S.
Vice President, Environmental Affairs      Murray, UT 84107

Christopher T. Hill                        Scotia Plaza, Suite 5200                                 Canada
Vice President, Treasurer                  40 King Street West
                                           Toronto, Ontario M5H 3Y2

Gordon A. McCreary                         Scotia Plaza, Suite 5200                                 Canada
Vice President, Investor Relations         40 King Street West
                                           Toronto, Ontario M5H 3Y2

Ronald W. Stewart                          Scotia Plaza, Suite 5200                                 Canada
Vice President, Exploration                40 King Street West
                                           Toronto, Ontario M5H 3Y2

Allan D. Schoening                         Scotia Plaza, Suite 5200                                 Canada
Vice President, Human Resources            40 King Street West
                                           Toronto, Ontario M5H 3Y2

Shelley M. Riley                           Scotia Plaza, Suite 5200                                 Canada
Corporate Secretary                        40 King Street West
                                           Toronto, Ontario M5H 3Y2